Exhibit 4.2

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) dated the 11th day of April, 2005, is made by and among CAL DIVE INTERNATIONAL, INC., a Minnesota corporation (“CDI”) (the “Buyer, and STOLT OFFSHORE INC., a Louisiana corporation, and S & H DIVING LLC, a Louisiana limited liability company (collectively, the “Sellers”). Buyer and Sellers are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. For a good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions as herein provided, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 As used in this Agreement and the Exhibits and Schedules delivered pursuant to this Agreement, the following definitions shall apply:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly is controlling, controlled by or under common control with, such other Person.

“Agreement” means this Agreement by and among the Buyer and the Sellers, together with all Exhibits and Schedules attached or incorporated by reference.

“Closing” means the consummation of the transactions contemplated by this Agreement to be effective as of the Closing Date.

“Closing Date” shall mean the second business day following the date that the Parties have received all necessary governmental and regulatory approvals and consents to consummate the transaction contemplated by this Agreement, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act (the “HSR Act”); provided, however, that such approval shall be reasonably acceptable to the Buyer and Sellers.

“Code” means the Internal Revenue Code of 1986, as amended.

“Encumbrance” means any claim, charge, easement, encumbrance, lease, covenant, security interest, mortgage, lien, option, pledge, rights of others, restriction (whether on voting, sale, transfer, disposition or otherwise), or other encumbrance whatsoever, whether imposed by agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

“ERISA” means the Employment Retirement Income Security Act of 1974.

“Laws” means any and all constitutional provisions, statutes or other laws, together with any and all applicable orders, rules, regulations or interpretations of any governmental entity having jurisdiction thereof.

“Permitted Encumbrances” means any of the following to the extent incurred in the ordinary course of business: (a) liens of carriers, warehousemen, mechanics or materialmen arising in the ordinary course of business for sums not yet delinquent, (b) leases or subleases granted to others not interfering in any material respect with the ordinary conduct of business, (c) easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and not interfering in any material respect, and which could not reasonably be expected to interfere in any material respect, with any element of Buyer’s use and enjoyment of the Subject Assets, (d) encumbrances on Subject Assets to the extent part of the Assumed Liabilities, and (e) liens for taxes not yet due and payable.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a governmental entity.

“Subject Assets” shall have the meaning set forth in Article II, but shall not include the Excluded Assets.

“Transaction Documents” means this Agreement, Vessel Agreements, bills of sale, assignments, conveyances, leases, subleases, and any and all other documents, agreements, instruments and certificates to be delivered hereunder to effectuate the purposes of this Agreement.

“Vessel-Related Equipment” means (i) all engines, boilers, machinery, masts, boats, anchors, cables, chains, tackle, apparel, furniture, capstans, outfit, tools, pumps, gear, lashings, furnishings, appliances, fittings, spares (including spare tail shifts and propellers and propeller blades), lay systems, reels and towers, inventory, radio and navigational equipment, and all unused stores and provisions owned by Sellers and (A) located on the Vessels and listed on Exhibit B or (B) located onshore and listed on Exhibit B-1, and (ii) all plans, drawings and other technical documents, logs, manuals, and instruction books relating to the function or operation of such items of equipment, whether the same be on board or onshore; provided, however, that Captain’s, Officer’s and Crew’s personal belongings, including the slop chest, are excluded from Vessel-Related Equipment. The Parties agree that the Subject Assets do not include any intellectual property assets except to the extent that any of the foregoing specifically identified items comprise intellectual property.

1.2 Any term not otherwise defined herein shall have the meaning ordinarily given such term in the marine construction and diving industry.

ARTICLE II

SALE OF ASSETS

2.1 At the Closing Date, Sellers shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Sellers, all of Sellers’ rights, title and interests in and to the following described Subject Assets:

(a)	The Vessels described in Exhibit A (the “Vessels”), together with the Vessel-Related Equipment described in Exhibit B and Exhibit B-1.

(b)	The diving equipment including the portable SAT diving system described in Exhibit C.

(c)	The real property and leases (the “Assigned Leases”) described in Exhibit D.

(d)	The machinery, apparatus, furniture and fixtures, materials, supplies, inventory, and other equipment described in Exhibit E.

2.2 The Subject Assets shall not include the assets described in Exhibit F (the “Excluded Assets”).

2.3 Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an assignment of any Assigned Lease if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way adversely affect the rights of Buyer thereunder. Sellers shall use their commercially reasonable efforts to obtain all such consents by the Closing Date and if such consents cannot be so obtained, Sellers shall use their commercially reasonable efforts to obtain them within thirty (30) days of the Closing Date. Buyer shall cooperate in such efforts. If such consents can not be obtained before the Closing Date despite such efforts, or if any attempt at an assignment thereof would be ineffective or would affect the rights of Sellers thereunder so that Buyer would not in fact receive all such rights, Sellers and Buyer shall cooperate with each other to develop a sub-lease or other structure such that Buyer will receive the benefits (and perform and be subject to the burdens) under such Assigned Lease.

ARTICLE III

ASSUMPTION OF LIABILITIES; INDEMNIFICATION

3.1 Buyer agrees to RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Sellers from and against any and all liability, loss, tax, cost and expense (including, without limitation, claims for personal injury, property damage and court costs and reasonable attorneys’ and experts’ fees) (collectively, “Indemnifiable Losses”) that Sellers may suffer or incur that are attributable to (i) any breach of any representation, warranty, or covenant by or of Buyer in this Agreement or in any certificate or other document delivered by Buyer pursuant to this Agreement, (ii) the Assumed Liabilities ( as hereinafter defined), and (iii) the Subject Assets on or after the Closing Date.

3.2 Sellers agree to RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Buyer from and against any and all Indemnifiable Losses that Buyer may suffer or incur that are attributable to (i) any breach of any representation, warranty, or covenant by or of Sellers in this Agreement or in any certificate or other document delivered by Sellers pursuant to this Agreement, (ii) any and all taxes attributable to the Subject Assets relating to the period prior to Closing Date, and (iii) any Permitted Encumbrances in existence at Closing. Sellers’ liability under this Section 3.2 will not exceed the Purchase Price, as adjusted.

3.3 From and after Closing, the indemnification provisions set forth in Sections 3.1 and 3.2 shall provide the exclusive remedy for breaches of any representation, warranty, agreement, and covenant set forth in this Agreement. In addition, Indemnifiable Losses shall only include actual damages, and shall not include indirect or consequential damages.

3.4 Notwithstanding the foregoing, it is agreed and understood that Buyer shall assume all liabilities arising under the Assigned Leases from and after the Closing Date (“Assumed Liabilities”).

ARTICLE IV

PURCHASE PRICE

4.1 The total purchase price (“Purchase Price”) to be paid to Sellers by Buyer for the Subject Assets shall be One Hundred Twenty-Five Million and No/100 United States Dollars (US $125,000,000), as adjusted pursuant to Section 4.2 below. The said Purchase Price shall be paid free of bank charges to the account designated by Sellers and notified to Buyer at least two (2) business days prior to the Closing Date.

4.2 The Purchase Price shall be adjusted based upon the condition of the Subject Assets from the date this Agreement is executed through the Closing Date. The baseline for the condition of all of the Vessels (other than the SEAWAY KESTREL and DLB 801) shall be the reports of Matthews Daniels, copies of which are attached hereto as Exhibit 4.2A, for the SEAWAY KESTREL, the report of Matthews Daniel, a copy of which is attached hereto as Exhibit 4.2B and for the DLB 801, the report of Poseidon Maritime, a copy of which is attached hereto as Exhibit 4.2C. Buyer and Sellers shall cause these reports to be updated within seven (7) days of the Closing Date by Buyer personnel and if on the Closing Date there are any Subject Assets which are damaged, missing, or otherwise inoperable (ordinary wear and tear excepted, and excluding matters covered by Section 4.4), which were not damaged, missing, or otherwise inoperable (ordinary wear and tear excepted) on the date of the relevant report (an “Adjustment Item”), and which in the aggregate (after taking into account any increases in such items after the date of the reports referred to above) exceed One Million and No/100 United States Dollars (US $1,000,000), then the Purchase Price shall be adjusted downward dollar for dollar based on the value of such Adjustment Items from the first dollar. If there is any dispute between the Parties as to any Adjustment Item, such dispute shall be submitted to Matthews Daniels for resolution Matthews Daniels shall make its decision concerning any such dispute by the Closing Date or as soon thereafter as possible and such decision shall be binding on the Parties. The Buyer shall also conduct a physical inspection of the Subject Assets located at the Port of Iberia and Fourchon within seven (7) days of the Closing Date to verify the substantial accuracy of its earlier inspection of such facilities. Provided, however, that if the aggregate amount of Adjustment Items exceed US $12,500,000, then either Sellers or Buyer shall be entitled to terminate this Agreement without further liability to either Party.

4.3 With respect to environmental matters, Buyer acknowledges and agrees that it has been provided a copy of Sellers’ reports (the “Vessel Reports”) relating to certain of the Vessels, copies of which are attached hereto as Exhibit 4.3, and that Buyer has caused to be performed a Phase II survey with respect to the Port of Iberia Facility, and that Buyer is aware of all information included in those reports and has accepted such assets and properties in their current condition.

4.4 Buyer shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums on the Vessels and shall pay Sellers’ cost therefor (excluding barging expenses). Payment under this Section 4.4 shall be made at the same time and place and in the same currency as the Purchase Price.

4.5 Buyer and Sellers will agree on an allocation of the Purchase Price (plus the amount of Assumed Liabilities and other capitalized costs) among the Subject Assets and such agreed allocation will be delivered on the Closing Date. These allocations will be made in accordance with the principles of section 1060 of the Code, and the Treasury regulations promulgated thereunder and reflect, among other things, the agreed fair market value of the Subject Assets. The allocations shall be used by Buyer, Sellers and each of their respective Affiliates as the basis for reporting asset values and other items for purposes of all tax returns, including Internal Revenue Service Form 8594. To the extent that there is an adjustment to the Purchase Price at or following the Closing, Buyer and Sellers shall promptly make appropriate adjustments to such allocations, and such changed allocations shall then be the allocation that each Party uses for all purposes, including the filing of any tax returns. Buyer, Sellers, and each of their respective Affiliates shall not take any position, whether in any tax return, audit, examination, claim, adjustment, litigation or other proceeding with respect to taxes, which is inconsistent with such allocation unless required to do so by applicable Law or the prior written consent of the other Party. If the Parties cannot agree on the allocation of the Purchase Price by the Closing Date, the valuations contained in the Simmons and Company International report dated January 5, 2005 (“Simmons Report”) shall govern with the understanding that the difference between the Purchase Price and the total of the valuations contained in the Simmons Report shall be the deemed valuation of the DLB 801.

4.6 Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that the Subject Assets will be delivered “As Is, Where Is,” “with all faults,” in the condition in which the same exist as of the Closing Date, except as specifically provided in Section 4.2 above and Section 5.2 below. Buyer acknowledges and agrees that, except as expressly set forth in Article V of this Agreement, Sellers have not made, and Sellers do not make, any representation or warranty and disclaim any representation or warranty, whether express or implied, and whether by common law, statute, or otherwise, regarding the Subject Assets including, without any limitation, (i) the quality, condition, or operability of any Subject Asset or property, (ii) their merchantability, (iii) their fitness for any particular purpose, (iv) their environmental condition, or (v) their conformity to models, samples of materials or manufacturer design.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent, warrant and agree, in each case as of the date hereof and as of the Closing Date, as follows:

5.1 Each Seller has all necessary corporate power and authority to execute, deliver and perform this Agreement and any other Transaction Documents to which it is a party. Each Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all necessary corporate power and authority to own the Subject Assets.

5.2 Sellers are, or at closing will be, the sole owners and have sole title to each of the Subject Assets. Sellers shall deliver good, valid and marketable title to the Subject Assets to Buyer on the Closing Date, free and clear of all Encumbrances other than Permitted Encumbrances incurred by Sellers. Sellers shall pay all Permitted Encumbrances incurred by them when they become due and will do all other acts and deeds necessary to assure that such Permitted Encumbrances do not interfere in any way with the enjoyment of the Subject Assets by Buyer.

5.3 The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which any Seller is a party have been duly and validly authorized by the Board of Directors of Sellers and by all other necessary corporate action on the part of Sellers. This Agreement and each of the other Transaction Documents to which any Seller is a party constitutes the legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally. The execution, delivery and performance of this Agreement and each of the other Transaction Documents by each Seller to which it is a party, and the consummation of the transactions contemplated hereby and thereby by such Seller will not (i) violate, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under, the charter documents or by-laws of such Seller or any contract, approval or permit of such Seller, (ii) have an adverse effect on any Subject Asset, (iii) result in the imposition of any Encumbrance (other than Encumbrances created by Buyer) against any Subject Asset, or (iv) violate any Laws to which such Person is subject, except for any such violations, breaches, defaults, adverse effects or Encumbrances which, individually or in the aggregate, would not have or could not reasonably be expected to have a material adverse effect on such Seller’s ability to perform this Agreement.

5.4 Sellers have operated the Subject Assets in material compliance with all applicable laws.

5.5 There is no legal proceeding pending or, to the knowledge of Sellers, threatened against Sellers, that individually or when aggregated with one or more other legal actions has had or could reasonably be expected to have a material adverse effect on Sellers’ ability to perform this Agreement or any of the other Transaction Documents to which any Seller is a party.

5.6 All Vessels are in Class without outstanding recommendations from the relevant Classification Society or, if not classed, have Certificates of Inspection from the U.S. Coast Guard which are in full force and effect.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents, warrants and agrees, in each case as of the date hereof and as of the Closing Date, as follows:

6.1 Buyer is a corporation, duly organized, validly existing and in good standing under the laws of its State of organization. Buyer has the necessary corporate power and authority to execute, deliver and perform this Agreement and any Transaction Document to which it is a party.

6.2 The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Buyer is a party has been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and each of the other Transaction Documents to which Buyer is a party is the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

6.3 The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Buyer is a party by Buyer, and the consummation of the transactions contemplated hereby by Buyer will not violate or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under (a) the articles of incorporation or by laws of Buyer, or (b) any material Law to which Buyer is subject.

6.4 There is no legal proceeding pending or, to the knowledge of Buyer, threatened against Buyer, that individually or when aggregated with one or more other Actions has had or could reasonably be expected to have a material adverse effect on Buyer’s ability to perform this Agreement or any of the other Transaction Documents to which it is a party.

ARTICLE VII

EMPLOYEES AND EMPLOYEE BENEFITS

7.1 Effective as of immediately prior to the Closing, Sellers will terminate the employment of all of their offshore employees who are compensated on either a hourly or day rate basis (“Offshore Employees”). Buyer hereby agrees that it will as promptly as practicable after the date hereof offer employment to all of the Offshore Employees, to be effective as of the Closing. As promptly as practicable after the date hereof, but in any event at least five (5) days before the Closing Date, Buyer shall offer employment to a majority of Sellers’ other employees who are listed on Exhibit G attached hereto (“Other Employees”). All of the Offshore Employees and Other Employees who accept employment with Buyer shall be employed by Buyer on terms as to salary and insurance benefits substantially equivalent to those presently provided by Sellers. Sellers have made and will make no other representation or warranty or any other statement or communication regarding Buyer’s right, ability, plan or intention to employ any employee of Sellers or the terms and conditions upon which any such employee may be employed by Buyer or its Affiliates, and will not make any such representations, warranties, statements or communications during the period beginning on the date hereof and ending on the

Closing Date. Sellers shall pay in full all compensation, bonuses, accrued severance, and other payments that may result from the termination of employment by Sellers of any employee(s) of Sellers and any compensation due such employees up to and including the Closing Date. Sellers shall provide Buyer a list of those employees terminated by Sellers on or before the Closing Date and shall confirm to Buyer in writing the communication of said terminations. Buyer or its designee shall be responsible for and shall assume any and all costs, obligations or liabilities directly related to the termination by Buyer or Buyer’s designee of any former employee of Seller who is hired by Buyer or Buyer’s designee on or after the Closing Date. After the Closing Date, Buyer shall provide to employees of Sellers hired by Buyer the seniority such persons had as Seller’s employees, for purposes of determining employee benefits, including health insurance and benefit plans of every kind, and such newly hired employees shall be entitled to participate in all employee benefits (including health insurance) immediately upon the Closing Date, with no waiting period prior to participation, if allowed by applicable laws and regulations. Neither Buyer nor its designee is, or shall be deemed to be, a successor employer to Sellers with respect to any employee benefit plans or programs of Seller or its Affiliates, and no plan or program adopted or maintained by Buyer or its designee after the Closing Date is or shall be deemed to be a “successor plan,” as such term is defined in ERISA or the Code, of any such plan or benefit program of Sellers or their Affiliates.

7.2 Sellers shall make available to Buyer records which provide information regarding employees’ names, Social Security numbers, dates of hire by Sellers, date of birth, number of hours worked each calendar year, attendance and salary histories for all employees of Sellers offered employment by Buyer. Sellers shall not provide records pertaining to performance ratings and evaluations, disciplinary records and medical records.

7.3 With respect to Sellers’ employees who are hired by Buyer, Buyer shall take such actions as are necessary to cause a Section 401(k) plan maintained by the Buyer to accept direct rollovers of such employee’s eligible rollover distributions (including plan loan notes) from the Sellers’ Section 401(k) plan as elected by such employees.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 The obligations of Buyer to effect the Closing shall be subject to the following conditions, except to the extent waived in writing by Buyer:

(a)	The representations and warranties of Sellers herein contained (i) shall have been true and correct in all material respects when made, and (ii) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

(b)	Sellers shall have in all material respects performed all obligations and complied with all covenants and conditions required by this Agreement to be performed or complied with by Sellers at or prior to the Closing Date.

(c)	Sellers shall have delivered to Buyer certificates in form and substance reasonably acceptable to Buyer covering (i) representations and warranties of Sellers; (ii) resolutions of the Sellers’ Board of Directors or Managers, as the case may be; (iii) formation and organization documents of the Sellers; and (iv) incumbency of the individuals signing the Transaction Documents for the Sellers, dated the Closing Date and signed, on behalf of each Seller, by an executive officer.

(d)	All existing vessel mortgages on the Subject Assets shall be released and discharged.

(e)	The allocation of the Purchase Price shall have been agreed and delivered or the alternative valuation described in Section 4.5 shall govern.

8.2 The obligations of Sellers to effect the Closing shall be subject to the following conditions, except to the extent waived in writing by Sellers:

(a)	The representations and warranties of Buyer herein contained (i) shall have been true in all material respects when made, and (ii) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date).

(b)	Buyer shall have in all material respects performed all obligations and complied with all covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing Date.

(c)	Buyer shall have delivered to Sellers certificates in form and substance reasonable acceptably to Seller covering (i) representations and warranties of Buyer; (ii) resolutions of the Buyers’ Board of Directors; (iii) articles of incorporation and by-laws of the Buyer; and (iv) incumbency of the individuals signing the Transaction Documents for the Buyer, dated the Closing Date and signed by an executive officer of Buyer, to such effect.

(d)	The allocation of the Purchase Price shall have been agreed and delivered or the alternative valuation described in Section 4.5 shall govern.

8.3 Prior to Closing, all necessary governmental and regulatory approvals and consents to consummate the transaction contemplated by this Agreement, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act shall have been received or have occurred.

8.4 Environmental Matters. Sellers shall be responsible for any remediation required at the Port of Iberia or Fourchon facilities under standard local industry practices up to a total of USD $100,000 for both facilities. Buyer shall provide to Sellers reports of any required remediation within fifteen (15) days of the date hereof. Such remediation shall be completed by the Closing Date.

ARTICLE IX

CLOSING

9.1 Upon the terms and subject to the satisfaction of the conditions set forth in this Agreement, the Closing of the transaction shall take place at the Houston offices of Fulbright & Jaworski L L P., at 10:00 a.m., on the Closing Date, or at such other location or time as Sellers and Buyer may agree in writing.

9.2	At Closing, Sellers shall deliver to Buyer the following:

(a)	Bills of Sale for each of the Vessels in substantially the form of Exhibit H hereto in recordable form transferring title to each Vessel to Buyer with the warranties of title referred to in Section 5.2 above. Such warranties in the Vessel Bills of Sale to Buyer shall survive the delivery of the Vessel Bills of Sale and the transfer of title to the Vessels to Buyer.

(b)	Any certificates, consents and other documents referred to herein as then deliverable by Sellers.

(c)	Current Certificate of Ownership, Abstract of Title or Transcript of Register issued by the competent authorities of the flag state of each Vessel showing each Vessel free and clear of all liens and encumbrances of record.

(d)	Confirmation of Class free of any outstanding recommendations, issued within ten (10) days prior to delivery for each Vessel at the Closing or, if such Vessel is not classed, a copy of its current U.S. Coast Guard Certificate of Inspection.

(e)	Certificate of Deletion of a Vessel form the Vessel’s registry if Buyer requires a change of registry of any Vessel.

(f)	To the extent not previously delivered to Buyer, copies of all certificates of regulatory bodies, plans, drawings and other technical documents, logs and instruction manuals for each of the Vessels.

(g)	Copies of current radio and radio telegraphic licenses for each of the Vessels.

(h)	Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering a Vessel; provided, Buyer notifies Sellers of any such documents as soon as possible after the date of this Agreement.

9.3 At the Closing, Buyer shall deliver (or cause to be delivered) to the applicable Seller the Purchase Price, the Certificate of Delivery and Acceptance (in the form of Exhibit I) executed by Buyer, and the certificates, consents and other documents referred to herein as then deliverable by Buyer.

9.4 At Closing, the Parties shall also, subject to the conditions set forth therein, enter into a subcontract with respect to the SEAWAY DEFENDER, service agreement with respect to the SEAWAY KESTREL and the bareboat charter with respect to the DLB 801 (collectively, the “Vessel Agreements”); the forms of which agreements are attached hereto as Exhibit J, Exhibit K and Exhibit L, respectively.

9.5 Upon completion of the Closing, title, ownership and possession of the Subject Assets shall pass to Buyer and Buyer shall take possession of the Subject Assets wherever they are located at the Effective Time. The Closing shall be deemed consummated and effective as of 12:01 a.m. on the Closing Date (the “Effective Time”) at which time ownership and risk of loss, and all other attributes of ownership with respect to the Subject Assets, shall pass to Buyer.

ARTICLE X

POST-CLOSING MATTERS

10.1 In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party will take such further action (including, the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the requesting Party’s sole cost and expense. In addition, Buyer will make available to Sellers such of Sellers’ former employees that are hired by Buyer as Sellers may reasonably request in order to assist Sellers in processing and pursuing insurance claims relating to the Subject Assets; provided, however, that Sellers will promptly reimburse Buyer for any out-of-pocket cost or expense incurred by Buyer arising from making any such employees available to Sellers.

10.2 Buyer hereby grants to Sellers a right of first refusal to acquire the vessels owned by Buyer or any of its Affiliates listed on Exhibit M hereto should Buyer elect to sell or transfer any or all of such assets (such assets being hereinafter referred to as the “ROFR Assets”). This right of first refusal shall be valid for a period (the “ROFR Period”) expiring the earlier of: (i) ten (10) years for the SEAWAY KESTREL or the INTREPID or five (5) years for all other ROFR Assets from the date of this Agreement; or (ii) the sale by Buyer of 10% or more of the equity of a wholly owned subsidiary which owns the ROFR Assets. More specifically, if Buyer or any of its Affiliates receives during the ROFR Period a bona fide offer (an “Offer”) from a third party for any or all of the ROFR Assets, then Buyer will provide Sellers a written notice containing the material terms and conditions of the Offer (the “Offer Notice”), with a copy of the Offer attached thereto. Sellers shall have the option for a period of thirty (30) days after receipt of the Offer Notice to elect to purchase, upon the terms and conditions contained in the Offer Notice, all of the ROFR Assets subject to the Offer, by delivering written notice thereof (“Acceptance”) within such thirty (30) day period. If Sellers elect to purchase any such ROFR Assets, the closing of such purchase shall be held at the principal office of Stolt Offshore Inc. or such other location as Buyer and Sellers may mutually agree within the earlier to occur of thirty (30) days after delivery of the Acceptance or such date as any required third party consents and governmental approvals have been obtained. If Sellers do not elect to elect to purchase any ROFR Assets subject to an Offer Notice by delivery of an Acceptance within such thirty (30) day period, then Buyer may proceed with the sale of such ROFR Assets to the party having made the Offer on the same terms and conditions as described in the Offer Notice, so long as such sale is concluded within one-

hundred eighty (180) days of Sellers’ election not to purchase. Notwithstanding anything herein to the contrary, this right of first refusal shall not apply to any transfer by Buyer of the ROFR Assets to any other Affiliate of Buyer, provided that any such Affiliate of Buyer shall then agree to be similarly bound by the terms of this right of first refusal.

10.3 Liabilities or credits for property or ad valorem taxes (“Property Taxes”), if any, in respect of the Subject Assets shall be prorated between Buyer and the applicable Seller for any taxable period that includes the Closing Date (a “Straddle Period”) based on the number of days each held the Subject Assets during such Straddle Period; it being understood that the portion of such Property Taxes that the applicable Seller shall be responsible for shall be equal to the product of (i) the amount of such Property Taxes for the entirety of such Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in such Straddle Period ending on the day before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the Buyer shall be responsible for the remainder of such Property Taxes.

10.4 Buyer and Sellers acknowledge and agree that certain of Sellers’ contracts with third parties will have work remaining to be performed as of the Closing Date (“Pending Projects”). The Parties have agreed that (i) in connection with the Closing, Sellers will prepare a list of the then Pending Projects, (ii) Buyer will assume the performance of such Pending Projects commencing on the Closing, and (iii) that Sellers and Buyer will collaborate on how to effectively transition the Pending Projects over to Buyer’s management at Closing. The Parties have also agreed that (i) Sellers will continue to have all contact with the customers on the Pending Projects, including with respect to invoicing and receipt of payments, and (ii) all revenues and expenses relating to the Pending Projects through the date immediately prior to the Closing Date will be for the account of Sellers, and all revenues and expenses relating to the Pending Projects commencing on the Closing Date will be for the account of Buyer; provided, however, that if Buyer’s “Cash Losses” on any Pending Project exceed $1,000,000, then Sellers will be liable for such excess Cash Losses on such Pending Project; provided, further, that Sellers’ liability in any such case will not exceed 10% of the revenue on such Pending Project relating to the period from and after the Closing. The term “Cash Losses” shall mean the amount, if any, by which the aggregate costs incurred by Buyer from and after Closing for third party employees and procurements on a Pending Project exceeds revenues allocated to Buyer on such Pending Project. Revenues and expenses on turn-key or lump sum contracts will be allocated on a percentage of completion basis, and revenues and expenses on day rate contracts will be allocated on the actual number of days before and after Closing. Buyer shall notify Sellers in writing if Buyer incurs over $1,000,000 of Cash Losses on any Pending Project, with such notice to include reasonable documentation of the costs incurred sufficient for Sellers to confirm the amount of Cash Losses.

10.5 (a) The Buyer shall arrange for and supervise the drydocking of the DLB 801 following the Closing Date. Upon completion of such drydocking, Sellers shall pay to Buyer USD $2,500,000 in cash, irrespective of the actual cost of the drydocking.

(b) The drydocking of the DLB 801 shall occur while such vessel is under charter to Sellers pursuant to the bareboat charter referenced in Section 9.4, above, but such vessel shall remain under charter during the drydocking with no credit for time. Provided, however, Sellers shall give Buyer as much prior notice as practicable of when the DLB 801 will be available for drydocking and Buyer shall use its reasonable commercial efforts to schedule the drydocking as soon as possible and to complete it as soon as possible. The Parties shall use their reasonable commercial efforts to cooperate as to the schedule of the DLB 801 drydock.

10.6 As soon as practicable after the date hereof, but in any event prior to Closing, the Parties agree to negotiate a complete set of approved rates for Buyer to conduct subsea construction support work for Stolt Deepwater subsea, umbilical, riser, and flowline (SURF) operations. These mutually agreed rates will consist of discounts off of book rate pricing and preferred rates for all vessels listed in Exhibit M other than the INTREPID or the DLB 801.

10.7 Sellers shall have the right to use the Port of Iberia facility constituting a part of the Subject Assets for storage, loading and unloading activities from the date of Closing until the conclusion of Sellers’ Trinidad campaign, but in no event later than January 31, 2006, so long as such activities do not interfere with Buyer’s activities at or use and enjoyment of such facility.

ARTICLE XI

TERMINATION OF OBLIGATIONS; SURVIVAL

11.1 Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated by this Agreement (i) may be terminated at any time before the Closing by mutual consent in writing of Buyer and Sellers, (ii) by Sellers by written notice to Buyer if the Closing has not occurred prior to the close of business on the 90th day after the date hereof, and (iii) by Buyer by written notice to Sellers if the Closing has not occurred prior to the close of business on the 150th day after the date hereof.

11.2 In the event that this Agreement shall be terminated pursuant to Section 11.1, all further obligations of the Parties under this Agreement shall terminate without further liability of any Party to another; provided that the obligations of the Parties contained in Section 12.4, Section 12.9 and Section 12.14 shall survive any such termination. A termination under Section 11.1 shall not relieve any Party of any liability for a breach of, or for any misrepresentation under, this Agreement, or be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation.

11.3 Survival. The representations and warranties and covenants of the Parties contained in this Agreement shall survive the Closing indefinitely; provided, however, that any claims for indemnification pursuant to Sections 3.1 and 3.2 above must be made within three (3) years of the Closing Date.

ARTICLE XII

GENERAL

12.1 This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing of each of the Parties hereto. No waiver of any provision nor consent to any exception to the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

12.2 Each exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although exhibits need not be attached to each copy of this Agreement. This Agreement, together with such exhibits, and the other Transaction Documents constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the Parties in connection therewith.

12.3 Each Party will use its best efforts to cause all conditions to its and the other Parties’ obligations hereunder to be timely satisfied and to perform and fulfill all obligations on its part to be performed and fulfilled under this Agreement, to the end that the transactions contemplated by this Agreement shall be effected substantially in accordance with its terms as soon as reasonably practicable. Each Party shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as any other Party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters. As used in this Agreement, the term “best efforts” shall not mean efforts which require the performing Party to do any act that is unreasonable under the circumstances, to make any capital contribution or to expend any funds other than reasonable out-of-pocket expenses incurred in satisfying its obligations hereunder, including but not limited to the fees, expenses and disbursements of its accountants, actuaries, counsel and other professionals.

12.4 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Any disputes arising as a result of this Agreement will be brought in the state or federal courts located in Houston, Texas. The Parties waive trial by jury.

12.5 Neither this Agreement nor any rights or obligations under it are assignable, except that Buyer may assign any of its rights hereunder to any Affiliate of Buyer or to any post-Closing purchaser of a material portion of the Subject Assets.

12.6 This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different Parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each Party and delivered to the other Party.

12.7 Sellers and Buyer shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior consent of both Sellers and Buyer except to the extent that a particular action is required by applicable law or applicable stock exchange requirements. Sellers shall obtain the prior consent of Buyer and Buyer shall obtain the prior consent of Sellers to the form and content of any application or report made to any governmental entity prior to the Closing which relates to this Agreement.

12.8 All confidential information disclosed in writing and designated in writing as confidential by any Party (or its representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other Party (or its representatives) shall be kept confidential by such other Party and its representatives and shall not be used by any such Persons other than as contemplated by this Agreement, except to the extent (i) that such information was known by the recipient when received, (ii) that such information is or hereafter becomes lawfully obtainable from other sources, (iii) that such information is necessary or appropriate to disclose to a governmental entity having jurisdiction over the Parties, (iv) as may otherwise be required by law, or (v) such duty as to confidentiality is waived in writing by the other Party. If this Agreement is terminated in accordance with its terms, each Party shall use all reasonable efforts to return upon written request from the other Parties all documents (and reproductions thereof) received by it or its representatives from such other Parties (and, in the case of reproductions, all such reproductions made by the receiving Party) that include information not within the exceptions contained in the first sentence of this Section 12.8, unless the recipients provide assurances reasonably satisfactory to the requesting Parties that such documents have been destroyed.

12.9 This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Article III (which is intended to be for the benefit of the Persons provided for therein and may be enforced by such Persons). Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to (or to confer any right of subrogation or action over against) any Party to this Agreement. Each Party agrees to cause its Affiliates to comply with any obligations hereunder relating to such Affiliates and to cause its Affiliates to take any other action which may be necessary or reasonably requested by the other Parties in order to consummate the transactions contemplated by this Agreement.

12.10 Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by telefax or other telecommunications mechanism; provided that, any notice so given is also mailed as provided in mailed by certified or registered mail, postage prepaid), receipt requested as follows:

If to Buyer:	If to Sellers:

Cal Dive International, Inc	c/o Stolt Offshore Inc
400 N. Sam Houston Parkway E, Suite 400	10787 Clay Road
Houston, Texas 77060	Houston, Texas 77041
Attention: Martin Ferron	Attention: President
Telephone: 281-618-0400	Telephone: 713-430-1100
Facsimile: 281-618-0505	Facsimile: 713-430-1141

With a copy to James Lewis Connor, III	With a copy to Contracts Manager

or to such other address or to such other person as either Buyer or Sellers, as the case may be, shall have last designated by such notice to Buyer or Sellers, as the case may be. Each such notice or other communication shall be effective (i) if given by telecommunication, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.10 and an appropriate answerback is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, or (iii) if given by any other means, when actually received at such address.

12.11 Sellers and Buyer shall each pay their own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of their respective investment bankers, accountants and counsel.

12.12 No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

12.13 In the event of any Action by any Party arising under or out of, in connection with or in respect of, including any participation in bankruptcy proceedings to enforce against a Party a right or claim in such proceedings, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and expenses incurred in such Action. Attorney’s fees incurred in enforcing any judgment in respect of this Agreement are recoverable as a separate item. The Parties intend that the preceding sentence be severable from the other provisions of this Agreement, survive any judgment and, to the maximum extent permitted by law, not be deemed merged into such judgment.

12.14 Whenever any statement herein or in any schedule, exhibit, certificate or other document delivered to any Party pursuant to this Agreement is made to the knowledge of such Party, such statement shall mean the knowledge of such Party only after such Party has conducted a diligent investigation of the subject matter of such statement and each statement shall be deemed to include a representation that such investigation has been conducted by each such Party.

12.15 Sellers and Buyer acknowledge that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of Buyer and Sellers.

12.16 If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any governmental entity, the remaining provisions of this Agreement to the extent permitted by Law shall remain in full force and effect; provided that, the essential terms and conditions of this Agreement for all Parties remain valid, binding, and enforceable. In event of any such determination, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by Law, the Parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

12.17 Each Party shall be responsible for the payment of all state and local filing, recordation, use, stamp, registration or other similar taxes for which it is liable under applicable Law (“Transfer Taxes”) resulting from the transactions contemplated by this Agreement. If required by applicable Law, Sellers shall collect from Buyer at Closing any Transfer Taxes.

12.18 Buyer and Sellers represent and warrant that they have retained no broker or other agent other than Simmons & Company International in connection with the sale of the Subject Assets and that no broker or agent or other party is entitled to any commission or fee in connection with the sale of the Subject Assets other than Simmons & Company International whose fee will be paid equally by the Sellers and the Buyer.

12.19 Buyer may assign its rights to take title to some or all of the Subject Assets to a wholly owned subsidiary of Buyer. Should Buyer designate a wholly owned subsidiary to take title to all or part of the Subject Assets, Buyer shall remain liable for its obligations under this Agreement.

12.20 Each Party shall submit all applications, forms or notices (“HSR Forms”), if any, necessary to be submitted by such party to the appropriate Governmental Authorities on or before the fifteenth (15th) day following the execution of this Agreement. Each Party shall comply at the earliest practicable date with any request for additional information received from the other Party or from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and shall cooperate with the other Party in connection with the filing by or on behalf of such other Party of the HSR Forms required to be filed by such other Party with respect to the transaction contemplated by this Agreement and in connection with resolving any investigation or other inquiry concerning the transaction contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice or state attorneys general. The Parties agree that they will use their respective reasonable best efforts to obtain the approval of the transaction contemplated hereby from the Federal Trade Commission and the Antitrust Division of the Department of Justice. Such reasonable best efforts shall include, but not be limited to, responding to a “Second Request for Information” and pursuing HSR approval through the injunction stage. To the extent the provisions of this Agreement are inconsistent with this Section 12.20, this Section 12.20 shall govern with respect to matters discussed in this Section 12.20. Each Party shall be responsible for payment of its own HSR Fees.

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

BUYER: CAL DIVE INTERNATIONAL, INC.

By:	/s/ Martin R. Ferron
Name: Martin R. Ferron
Title: President

SELLERS: STOLT OFFSHORE INC.

By:	/s/ Bruno Chabas
Name: Bruno Chabas
Title: Attorney-in-Fact

S & H DIVING LLC

By:	/s/ Bruno Chabas
Name: Bruno Chabas
Title: Attorney-in-Fact